Help diversify client portfolios with Brighthouse Shield® Level Annuities

The average investor has underperformed the market by 4.6% over the past 20 years.[1] That may be because some clients leave the market at the first sign of volatility. So where can clients get growth opportunities while still receiving a level of protection from volatile markets? Our Shield® Level annuities have the built-in balance some clients may be looking for.



Protect retirement assets
A Brighthouse Shield Level Annuity provides a level of protection to help ensure that losses are limited when markets turn volatile.

Participate in growth opportunities
With a Shield annuity, balance is built in. This means that even with a guaranteed level of protection, there are opportunities to take advantage of market growth.

Pay no annual fees
Unlike many financial products, there are no annual fees with a Shield annuity.[2]

For more information, contact me or visit **brighthousefinancial.com**

[1] The average investor performance since 2001 is 2.9% while the S&P 500® Index average performance since 2001 is 7.5%. Guide to the Markets. J.P. Morgan Asset Management, March 31, 2022.

[2] Withdrawals may be subject to withdrawal charges.

This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level Select 6-Year Annuity, Brighthouse Shield® Level Select 3-Year Annuity, and Brighthouse Shield® Level Select Advisory Annuity, collectively referred to as "Shield® Level annuities" or "Shield® annuities." These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form L-22494 (09/12)-AV ("Brighthouse Financial"). Shield Level annuities are distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. Shield Level annuities have charges, termination provisions, and terms for keeping them in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

Shield Level annuities are registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.

Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

• Not a Deposit • Not FDIC Insured • Not Insured by Any Federal Government Agency
• Not Guaranteed by Any Bank or Credit Union • May Lose Value

Brighthouse FINANCIAL® | Build for what's ahead®

Brighthouse Life Insurance Company
11225 North Community House Road
Charlotte, NC 28277
brighthousefinancial.com

For Financial Professional Use Only. Not For Public Distribution.